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                            June 9, 2020

       Dikla Czaczkes Akselbrad
       Executive Vice President and Chief Financial Officer
       PolyPid Ltd.
       18 Hasivim Street
       Petach Tikva 4959376, Israel

                                                        Re: PolyPid Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed June 5, 2020
                                                            File No. 333-238978

       Dear Ms. Czaczkes Akselbrad:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 5, 2020

       Dilution , page 73

   1.                                                   We note your
correspondence to comment 4. It appears you did not deduct the redeemable preferred
shares from your determination of net tangible book value. The redemption of such
shares are outside of the company's control which represented a future obligation per ASR 268.
As such, please exclude such amount from your net tangible
                                                        book value and revise
your dilution calculation and related disclosures as appropriate.
 Dikla Czaczkes Akselbrad
FirstName LastNameDikla Czaczkes Akselbrad
PolyPid Ltd.
Comapany NamePolyPid Ltd.
June 9, 2020
June 9, 2020 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong at (202) 551-3684 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters.
Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Madison A. Jones, Esq.